Exhibit 12.1

NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

	Six months ended June 30, 2018	2017	2016	2015	2014	2013
	($ in millions)
EARNINGS
Income from continuing operations before income taxes as reported	$1,631	$3,128	$2,582	$2,442	$3,134	$2,965
Add (subtract):
Total interest expenses (as detailed below)	292	588	602	584	592	576
Amortization of capitalized interest	7	13	12	12	11	12
Income of partially owned entities(1)	(61)	(220)	(61)	(50)	(46)	(51)

Total earnings	$1,869	$3,509	$3,135	$2,988	$3,691	$3,502

FIXED CHARGES
Interest expense on debt	$267	$550	$563	$545	$545	$525
Interest expense on unrecognized tax benefit	(1)	—	1	(3)	1	1
Other interest expense	9	8	6	7	11	11
Calculated interest portion of rent expense(2)	17	30	32	35	35	39

Total interest expenses	292	588	602	584	592	576
Capitalized interest	9	20	20	21	19	18

Total fixed charges	$301	$608	$622	$605	$611	$594

RATIO OF EARNINGS TO FIXED CHARGES	6.21	5.77	5.04	4.94	6.04	5.90

(1)	Represents undistributed income of equity investees included in income from continuing operations before income taxes as reported.
(2)	Interest component of leases includes one-third of rental expense which approximates the interest component of operating leases.